File No. 70-8955

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            AMENDMENT NO. 5 to
                                 FORM U-1

               DECLARATION WITH RESPECT TO AUTHORIZATION OF
       A REVOLVING CREDIT FACILITY FOR EASTERN UTILITIES ASSOCIATES
                      AND CERTAIN OF ITS SUBSIDIARIES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   EASTERN UTILITIES ASSOCIATES ("EUA")
                P.O. Box 2333, Boston, Massachusetts 02107

             BLACKSTONE VALLEY ELECTRIC COMPANY ("BLACKSTONE")
              Washington Highway, Lincoln, Rhode Island 02865

                    EASTERN EDISON COMPANY ("EASTERN")
            110 Mulberry Street, Brockton, Massachusetts  02403

                     MONTAUP ELECTRIC COMPANY ("MECO")
                P.O. Box 2333, Boston, Massachusetts 02107

                 NEWPORT ELECTRIC CORPORATION ("NEWPORT")
               12 Turner Road, Middleton, Rhode Island 02840

                 (Names of companies filing this statement
            and addresses of their principal executive offices)

                       EASTERN UTILITIES ASSOCIATES

                  (Name of top registered holding company
                     parent of applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts 02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                        Boston, Massachusetts 02109

     This Amendment No. 5 (the "Amendment") amends the Declarants' Declaration on Form U-1 dated November 8, 1996, as amended by Amendment No. 1 dated December 2, 1996, Amendment No. 2 dated January 29, 1997, Amendment No. 3 dated March 27, 1997 and Amendment No. 4 dated April 9, 1997.

1. Paragraph 2.B. of item 1 is hereby amended and restated in its entirety to read as follows:

     B. Use of proceeds. The Facility will be used: (1) to pay, reduce or renew outstanding notes payable to banks as they become due; (2) to finance the Declarants' respective cash construction expenditures for fiscal years 1996 - 2000; (3) to provide funds to meet certain sinking fund requirements and retirements or redemptions of outstanding securities; (4) in the case of EUA, to make short term loans, capital contributions and open account advances in accordance with Rule 45(b)(4) or Rule 52 or as previously authorized by the Commission to Cogenex, EEIC and EUA Energy;
(5) for the Declarants' respective working capital requirements; (6) for investment in exempt wholesale generators, as defined in Section 32 of the Act ("EWGs"), and foreign utility companies, as defined in Section 33 of the Act ("FUCOs"); and (7) for other general corporate purposes; provided, that the aggregate proceeds of borrowings under the Facility at any time invested in EWGs and FUCOs shall not, when added to EUA's "aggregate investment" in all EWGs and FUCOs, exceed 50% of EUA's "consolidated retained earnings," each as defined in Rule 53 under the Act; and further provided, that at the time of each such investment of proceeds of borrowings in an EWG or FUCO, EUA shall be in compliance with the other requirements of Rule 53(a) under the Act, and none of the circumstances stated in Rule 53(b) shall exist.

2. Paragraph 4 of Item 1 is hereby amended and restated in its entirety to read as follows:

     4. EWGs. All applicable conditions contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied and none of the conditions contained in Rule 53(b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.

                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned Declarants has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                              EASTERN UTILITIES ASSOCIATES,
                              BLACKSTONE VALLEY ELECTRIC COMPANY,
                              EASTERN EDISON COMPANY,
                              MONTAUP ELECTRIC COMPANY, and
                              NEWPORT ELECTRIC CORPORATION,



                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated:  April 14, 1997